[letterhead of K&L Gates]

April 11, 2008

VIA EDGAR

James O’Connor

U.S. Securities and Exchange Commission

100 Fifth Street, NE

Washington, DC 20549

Re:            Van Wagoner Funds, Inc. (File Nos. 33-98358 and 811-9116)

Dear Mr. O’Connor:

This letter responds to the comments you provided by telephone to the undersigned on March 11, 2008 relating to the registration statement filed on Form N-1A for the Van Wagoner Funds, Inc. (the “Company”) on February 11, 2008.  A post-effective amendment to the Company’s registration statement, reflecting responses to your comments, is concurrently being filed today.  Unless otherwise noted, defined terms have the same meaning ascribed to them in the prospectus.  For ease of reference, we have set forth below your comments, followed by responses to those comments.

General

Comment:  Please provide a general overview focusing on the developments with the three closed funds, including why the closed funds are not being liquidated but are instead reopening.  Please explain how the tax loss carryforwards may be used and potential limitations on their use.

Response:  As noted in the prospectus, since March 1, 2003, the Post-Venture Fund, Technology Fund and Mid-Cap Growth Fund (the “reopening Funds”) have been in the process of liquidation.  Following the decision to liquidate these Funds, the Van Wagoner Fund family was named as a defendant in an industry-wide class action lawsuit under federal antitrust laws relating to underwriter allocation practices for IPOs.  Because of the pending litigation, the Company’s prior Board was advised by prior counsel that, for state law reasons, it would not be prudent to complete the liquidation because the reopening Funds were subject to a potential claim against their assets.  This matter was fully disclosed in the Funds’ annual reports and prospectuses.

Last summer, the central issues in this litigation were resolved in a related decision by the Supreme Court.  Following the Supreme Court’s decision, claims against the Funds were dismissed by the lower courts.  While the litigation was pending, however, the Company’s current Board was able to consider and carefully structure a plan to reopen the closed Funds in a way that it believed would offer benefits to all shareholders.  The Board resolved issues relating to the potential use of tax loss carryforwards (discussed below), and was able to locate quality investment subadvisers interested in assuming management of the Funds.  In addition, the current Board recently learned that the Funds may benefit materially from participating in the settlement proceeds of certain class actions relating to market timing of the Funds prior to when the reopening Funds were closed.  Thus, the reopening Funds have not been liquidated.

Prior to 2003, as a result of market declines, the reopening Funds (as well as the other three Funds) realized, to varying degrees, considerable tax losses.  These tax losses remained in the Funds as they were in the process of liquidation.  When the opportunity arose to retain the new subadvisers, the current Board decided that, rather than create new series for the subadvisers to manage, it would be advantageous to shareholders to restructure the reopening Funds so that shareholders would be able to enjoy the benefits of the existing tax loss carryforwards.  Accordingly, the Board approved the changes, subject to shareholder approval, discussed throughout the prospectus.

The reopening Funds’ tax loss carryforwards expire over the upcoming years.  The statement of additional information contains information on the amounts.  In order to retain the existing tax loss carryforwards, the reopening Funds must satisfy a number of conditions, including that they not undergo an “ownership change” during a “testing period” as such terms are used under the Internal Revenue Code of 1986, and the Treasury Regulations thereunder.  The Company and the Adviser have developed monitoring and testing programs designed to assure the continued use of the tax loss carryforwards.  However, the consequences of an “ownership change” are severe and would extensively limit the full benefit of the tax loss carryforwards, and there can be no assurance that the monitoring and testing programs will be effective.  Further, the tax loss carryforwards expire at different times (including some this year), so, depending upon the performance of the reopening Funds’ investments, some portion of the tax loss carryforwards may naturally expire.  Notwithstanding the important potential benefits that could be available to shareholders, for the reasons above the availability of tax loss carryforwards has purposefully been downplayed in the registration statement so as not to create expectations that might not be fulfilled.

Comment:  Please explain how the Funds’ new investment strategies can be discussed in the prospectus if it is not clear who will serve as the Funds’ investment advisers, which remains subject to a shareholder vote.

Response:  As noted at the beginning of the prospectus and in the description of each Fund, the Company’s Board of Directors has approved new advisory arrangements for each of the Funds.  Under these new arrangements, the new investment advisers (subadvisors in the case of five funds), would, if the advisory agreements are approved by shareholders, manage the Funds using substantially different strategies than the current strategies.  In light of these developments, it is necessary to explain to shareholders that the Funds’ investment programs could change in important ways.  Since it is true that the new investment programs depend upon shareholders approving the new advisory arrangements, the disclosure is clear that the revised investment programs would take effect only if the new advisory arrangements are approved.  To address the potential confusion surrounding the disclosure of current and future investment programs, we have added, also in response to other comments, language to the section headers distinguishing the “Current Main Strategies” from the “Main Strategies (if new advisory arrangements are approved)”.  Moreover, the future investment programs appear after the current programs under captions entitled “New Developments Impacting the [name of Fund]”.

Comment:  Please explain how the three reopening Funds comply with the names rule – Rule 35d-1 – when they are primarily invested in money market funds and money market instruments.  Include in the response an indication of how long these Funds will remain invested in money market funds and instruments, and how long they are expected to operate in this manner.

Response:  As noted, upon the reopening of the three reopening Funds (upon effectiveness of the registration statement), there will be a period when these Funds will remain primarily invested in high quality short-term money market funds or instruments.  This investment program, reflecting the unusual circumstances surrounding these Funds’ closure and liquidation, will continue until new advisory arrangements are approved.  There is no set date for the shareholder meeting to consider the new advisory arrangements, and no assurance that they will be approved.  However, the Company anticipates that the meeting will be scheduled for some time in the late spring or early summer of 2008.  Accordingly, the unusual circumstances surrounding these Funds’ investment programs will not continue for a long period.

Rule 35d-1 provides that a misleading or deceptive name of a fund includes names suggesting investment in certain investments or industries, unless the fund has adopted a policy to invest, under normal circumstances, at least 80% of its assets in the type of investments or industries suggested by its name.  While under their current investment programs, the reopening Funds may no longer have such a formal policy, these Funds’ circumstances are not currently “normal,” as contemplated by the rule.  The extensive disclosure of the Board’s recommendations for restructuring the investment programs of these Funds and of the need for shareholder approval clearly indicates that the Funds are not operating under “normal circumstances.”  In addition, notwithstanding the name, the prospectus explains in numerous places (up front and throughout) that the reopening Funds invest primarily in money market funds and instruments, rather than other types of securities.  Taken together, it is unlikely that shareholders will believe that the current circumstances are normal and that the Funds were thus following their old investment programs.

All of the Funds will change their names to suit their new advisory arrangements and programs if these are approved and implemented.  To further clarify the implications of the Funds’ names, we have added each Fund’s contemplated new name to each Fund’s disclosure under the captions “New Developments Impacting the [name of Fund]”.  Moreover, if the Company were to address the staff’s concerns by changing the reopening Funds’ names for the limited time they operate under their current investment programs, the names would be changed a second time if shareholders approve the new advisory arrangements.  Three different names in the span of a few months would likely be more confusing than using the current names under the unusual circumstances described above.

New Developments and Important News for Shareholders

Comment:  Please clarify, early in the prospectus, that the reopening Funds’ Board of Directors is currently managing the reopening Funds, and not the Adviser.

Response:  In the section entitled “New Developments and Important News for Shareholders,” we have added new language responsive to this comment in the revised prospectus.  A sentence in the first paragraph has been modified to clarify that these Fund’s Officers and Board of Directors currently oversee the Funds’ investment programs, and a footnote to the same effect has been added to the table in this section.

Each Fund’s Principal Strategy and Principal Risk Sections

Comment:  The presentation of the Funds’ principal strategies and risks, with strategy and risk sections for both the current investment programs and the programs if new advisory arrangements are approved could be confusing.  Please revise to alleviate the potential confusion.

Response:  The headers for the strategy and risk sections for each Fund have been revised.  As revised, a Fund’s present investment program is described under the headers “Current Main Strategies” and “Current Main Risks.”  After the section describing the new developments impacting a Fund, the prospective investment program is described under the headers “Main Strategies (if new advisory arrangements are approved)” and “Main Risks (if new advisory arrangements are approved)”.

Comment:  At the end of each risk section, there is disclosure about the expected portfolio turnover rate exceeding 100% and that this will result in increased realized gains.  There is a further sentence that short-term capital gains are taxed as ordinary income.  Please add additional disclosure linking these disclosures to clarify that the increased realized gains will likely be short-term capital gains.

Response:  Additional disclosure has been added to link the noted concepts.  The sentences have been revised to read:  “High portfolio turnover will result in increased realized gains (or losses) to shareholders, which are likely to be treated as short-term capital gains.  Distributions to shareholders of short-term capital gains are taxed as ordinary income under Federal income tax laws.”

Small-Cap Growth Fund, Emerging Growth Fund and Technology Fund – Main Risks

Comment:  Each of these Funds has disclosure in the “main risk” section that they “may occasionally invest in securities of foreign companies.”  If foreign investing is not a principal strategy for these Funds, please add disclosure indicating this.

Response:  Foreign investing is not a principal strategy for these Funds.  Accordingly, the risk factor concerning investments in foreign companies has been modified so that the first sentence reads:  “Although not a principal strategy, the Fund may occasionally invest in securities of foreign companies, and thus the Fund is subject to further risks.”

Post-Venture Fund, Technology Fund and Mid-Cap Growth Fund – fee tables

Comment:  There is a footnote to these Funds’ fee tables that indicates that the Adviser has agreed to waive advisory fees it may earn from the Fund or reimburse expenses for these Funds.  This footnote could cause confusion because it suggests that these Funds currently have an

Adviser (which they do not) and that there are currently advisory fees that can be waived (which there are not).  Please revise the footnote to alleviate the potential confusion.

Response:  The footnote has been clarified so that it discusses waivers of the advisory fee only in the context of fees that may be earned under the advisory agreement if it is subsequently approved by shareholders.  Thus, the footnote now begins:  “Although the Adviser does not presently serve as the Fund’s investment adviser and the Fund does not presently pay advisory fees, the Adviser has agreed to waive all or a portion of any advisory fees it may earn from the Fund (under the new investment advisory agreement, if approved by shareholders), or to reimburse expenses, as necessary, in order to keep ….”

Mid-Cap Growth Fund – fee table

Comment:  Since this Fund is expected to operate as a “fund of funds,” please add a line item to the fee table showing the estimated “acquired fund fees and expenses” expected to be paid by this Fund.

Response:  The line item has not been added, but additional disclosure appears in the footnote to the table.  Form N-1A, Item 3, Instruction 3(f), requires a fund that invests in shares of other funds to add a line item to its fee table showing “Acquired Fund Fees and Expenses,” which would reflect the fees and expenses of the funds in which the Fund invests.  Form N-1A, Item 3, Instruction 3(d), provides that the information in the fee table should be based on amounts incurred during the Fund’s most recent fiscal year.  That instruction continues to note that “if there have been changes” to the expenses “that would materially affect the information” in the table, the information should be restated to reflect current fees.

The Mid-Cap Growth Fund is not presently a “fund of funds” and did not have any Acquired Fund Fees and Expenses during its most recent fiscal year.  Thus, given the historical nature of the fee table, the additional line item has not been included.  While material changes that would impact the fee table are contemplated (namely the use of the “fund of funds” structure, if shareholders approve the new advisory agreement for the Fund), those changes would not occur until shareholders approve the new advisory agreement.  Nonetheless, it is important that shareholders understand that the Fund would be subject to Acquired Fund Fees and Expenses under its new investment program.  Accordingly, the footnote to the fee table has been supplemented to include explicit reference to Acquired Fund Fees and Expenses so that the relevant sentence now reads:  “In addition, if the proposal is approved, the Fund would restate the fee table above and examples below to reflect estimated fees and expenses of the Fund under its revised investment program.  The restated fee table would include the expenses of funds in which the Fund will invest, estimated at 2.50%.”

By substantively showing, at this time, Acquired Fund Fees and Expenses in the footnote rather than the fee table, the Fund retains the historical nature of the fee table, but at the same time provides disclosure concerning changes that could materially affect the fee table.  As the footnote discloses, if shareholders approve the new advisory arrangements, the Company expects to revise each Fund’s fee table at that time, including estimated fees.

Information About the Proposed Subadvisers

Comment:  Please state the no-action letter(s) that the Company is relying on to present the prior performance of the subadvisers.  Please explain how the presentation of the subadvisers’ performance information satisfies the conditions of the applicable no-action letter(s).

Response:  The Company is relying on the no-action letter provided to Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996) that permitted the use of private account performance, representing accounts with substantially similar investment objectives, policies and strategies, in a mutual fund’s prospectus, provided the information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the prospectus.  The relief granted in the Nicholas-Applegate letter relied on certain representations, all of which the Company also satisfies.

As disclosed in the Funds’ prospectus, the subadvisers’ composites consist of all fee-paying accounts managed by the subadvisers with substantially similar objectives, policies, strategies and risks to those that the subadviser would (if approved by shareholders) use for the relevant Funds.  The Nicholas-Applegate letter states that private account performance cannot be given greater prominence than the Funds’ performance.  In the Funds’ prospectus, the Funds’ performance records appear in the description of each Fund, under the caption “Fund Performance.”  The subadvisers’ prior performance records are given much less prominence and appear several pages later under the caption “Information About the Proposed Subadvisers.”  Second, the Nicholas-Applegate letter requires that there be disclosure that the private account performance does not represent the historical performance of the Funds and should not be interpreted as indicative of the future performance of the Funds.  The Funds’ prospectus contains such disclosure, in bold print.  Third, the Nicholas-Applegate letter requires that the private account performance be compared to an appropriate securities index.  In the prospectus, each of the subadvisers’ composite information is compared to an appropriate index.  Fourth, the Nicholas-Applegate letter requires that there be, if necessary, disclosure concerning material differences between the private accounts and the Funds.  The Funds’ prospectus contains disclosure that the accounts in the composite may not have been subject to certain investment limitations, diversification requirements and other restrictions imposed on registered investment companies such as the Funds which, if applicable, might have adversely affected the performance of the private accounts in the composites.  The Funds’ prospectus further discloses that the information presented is limited and may not reflect performance in all economic cycles.

The Funds’ prospectus presents information showing the subadvisers’ composite performance both net of representative management fees applicable to the accounts in the composite and gross of such fees, which is not addressed in the Nicholas-Applegate letter.  The presentation of net and gross performance information is addressed in a letter to the Association for Investment Management and Research (pub. avail. Dec. 18, 1996) (the “AIMR letter”).  Among other things, the AIMR letter permitted an adviser to show composite account performance using both gross and net performance information (1) so long as the gross and net information were given equal prominence, (2) presented in a format designed to facilitate ease of comparison, and (3) surrounding disclosures ensured that the material presented would not be misleading.  The Funds’ prospectus contains a prominent paragraph before each subadvisers’ composite explaining what the gross and net composites illustrate, and the footnotes contain additional information on the basis of the presentation.  The disclosure also makes clear that the net fees used were not the same as the Funds’ fees and expenses, but that the Funds’ fees and expenses would be higher such that the net performance shown would be lower using the Funds’ fees and expenses.  The tables themselves present net information in the first column or row, as applicable, giving more (or at least equal) prominence to the net information, and in all cases net and gross performance information appears directly next to each other, facilitating the ease of comparison.

Thus, the subadvisers’ composite performance information, which provides shareholders useful information to consider before investing in a Fund, has been designed to comply with the applicable conditions set forth in the above no-action letters.

Comment:  Before the performance information for both subadvisers, the disclosure indicates that the “net” composite performance shown reflects deduction of representative management fees.  A later sentence indicates that the Funds’ expenses would be higher than the representative management fees.  Please add disclosure to clarify that the representative management fees are not the Funds’ expenses.

Response:  A sentence has been added in between the two noted sentences to clarify that the representative management fees are not the Funds’ expenses.  The sentence reads:  “The representative management fees shown below are those of the accounts in the applicable composite and are not the same as the Funds’ expenses.”  The sentence that follows clearly states that the Funds’ expenses would be higher, and this sentence has not been changed.

If you have any questions concerning the foregoing, please do not hesitate to contact me at 415.249.1070 or my colleague Kurt Decko at 415.249.1053.

Sincerely,

/s/ Mark D. Perlow

Mark D. Perlow